Exhibit 99.1

Barclays PLC

This document includes portions from the previously published Results Announcement of Barclays PLC relating to the three months ended 31 March 2016, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2016 to the corresponding three months of 2015 and balance sheet analysis as at 31 March 2016 with comparatives relating to 31 December 2015. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively.

Comparatives have been restated to reflect the implementation of the Group business reorganisation. These restatements were detailed in our Form 6-K filed with the SEC dated April 15, 2016.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary attached to this document.

The information in this document, which was approved by the Board of Directors on 26 April 2016, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2015, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Certain Non-IFRS Measures

Barclays PLC (Barclays) management believes that the non-International Financial Reporting Standards (non-IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Basic earnings/(loss) per share excluding notable items. The comparable IFRS measure is basic earnings/(loss) per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue. The comparable IFRS measure and excluded items noted below are provided on page 9.

– Barclays Core results are non-IFRS measures because they represent the sum of the Operating Segments, each of which is prepared in accordance with IFRS 8; “Operating Segments”, and following the restatement of 14 April 2016 comprise Barclays UK, Barclays Corporate & International and Head Office. A reconciliation to IFRS is provided on page 10.

– Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the three months ended 31 March 2016 for the income statement and the 31 March 2016 closing exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the two periods.

– Estimated CRD IV liquidity coverage ratio is calculated according to the Commission Delegated Regulation of October 2014 that supplements Regulation (EU) 575/2013 (CRDIV) published by the European Commission in June 2013. The metric is applicable from 1 October 2015 and as such is a binding measure as at 31 December 2015.

– Profit before tax excluding notable items. The comparable IFRS measure is profit before tax. The comparable IFRS measure and excluded items noted below are provided on page 9.

– Return on average tangible shareholders’ equity excluding notable items. The comparable IFRS measure is return on average tangible shareholders’ equity, which represents annualised profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure and excluded items noted below are provided on page 9.

– Transitional CRD IV CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 22 for a reconciliation of this measure to fully loaded CRD IV CET1 ratio.

– Total operating expenses excluding notable items. The comparable IFRS measure is total operating expenses. The comparable IFRS measure and excluded items noted below are provided on page 9.

– Underlying income. The comparable IFRS measure is total income net of insurance claims. The comparable IFRS measure and excluded items noted below are provided on page 9.

References to underlying performance exclude the impact of notable items.

Barclays PLC	1

Notable items which are excluded from certain of the key non-IFRS measures described above are considered to be significant items impacting comparability of performance and have been called out for each of the business segments. Notable items include: the impact of own credit in total income net of insurance claims; gains on US Lehman acquisition assets in total income net of insurance claims; revision of the Education, Social Housing, and Local Authority (ESHLA) valuation methodology in total income net of insurance claims; gain on valuation of a component of the defined retirement benefit liability in operating expenses; impairment of goodwill and other assets relating to businesses being disposed in operating expenses, provisions for UK customer redress in litigation and conduct; provisions for ongoing investigations and litigation including Foreign Exchange in litigation and conduct; and losses on sale relating to the Spanish, Portuguese and Italian businesses in other net income/(expenses).

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding the Group’s future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-¢ore, sell down of the Group’s interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries (including the UK) exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2015), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	2

Performance Highlights

●	Group return on average tangible shareholders’ equity (RoTE) of 3.8% (Q115: 4.0%). Core RoTE of 9.9% (Q115: 7.1%)

●

Group attributable profit decreased 7% to £433m, resulting in a basic earnings per share of 2.7p (Q115: 2.9p). Core attributable profit increased 53% to £950m, resulting in a basic earnings per share contribution of 5.8p (Q115: 3.8p)

●	Group profit before tax of £793m (Q115: £1,057m) reflected an 18% increase in Core profit before tax to £1,608m, more than offset by an increased Non-Core loss before tax of £815m (Q115: £310m)

●

Barclays UK delivered a strong RoTE of 20.5% (Q115: 28.3%). Profit before tax decreased 17% to £704m and total operating expenses increased 17% to £953m, predominantly as a result of the non recurrence of Q115 notable items

●

Barclays UK delivered a strong underlying RoTE of 20.5% (Q115: 24.0%). Underlying profit before tax decreased 2% to £704m as lower income was partially offset by improved impairment, with underlying total operating expenses remaining broadly in line. Net interest margin remained stable at 3.62% (Q115: 3.60%)

●

Barclays Corporate & International delivered a RoTE of 9.5% (Q115: (0.1%)) and an underlying RoTE of 9.5% (Q115: 10.9%). Income increased 2% driven by growth in Consumer, Cards and Payments and a resilient income performance in the Corporate and Investment Bank (CIB) despite challenging market conditions

●

Momentum in the rundown of Non-Core continued, with risk weighted assets (RWAs) decreasing a further £3bn to £51bn in the quarter. The announced sales of the Portuguese and Italian retail, and Asian wealth businesses are all targeted to complete during the year, and are expected to result in a further £3.4bn reduction in RWAs

●

Common equity tier 1 (CET1) ratio declined modestly to 11.3% (December 2015: 11.4%) due to increased regulatory deductions and the acquisition of intangibles in relation to the JetBlue credit card portfolio, within US consumer cards. The leverage ratio decreased marginally to 4.3% (December 2015: 4.5%) due to seasonality. Group RWAs increased £5bn in the quarter to £363bn and leverage exposure increased £54bn to £1,082bn

●	Net tangible asset value per share increased to 286p (December 2015: 275p) driven by profit generated in the period and favourable reserve movements

Barclays PLC	3

Performance Highlights

Barclays Group results
for the three months ended	31.03.16	31.03.15
	£m	£m	% Change
Total income net of insurance claims	5,041	5,650	(11)
Credit impairment charges and other provisions	(443)	(386)	(15)
Net operating income	4,598	5,264	(13)
Operating expenses	(3,747)	(3,067)	(22)
Litigation and conduct	(78)	(1,039)	92
Total operating expenses	(3,825)	(4,106)	7
Other net income/(expenses)	20	(101)
Profit before tax	793	1,057	(25)
Tax charge	(248)	(528)	53
Profit after tax in respect of continuing operations	545	529	3
Profit after tax in respect of discontinued operation[1]	166	196	(15)
Non-controlling interests in respect of continuing operations	(94)	(88)	(7)
Non-controlling interests in respect of discontinued operation[1]	(80)	(92)	13
Other equity holders[2]	(104)	(80)	(30)
Attributable profit	433	465	(7)

Performance measures
Return on average tangible shareholders’ equity[2]	3.8%	4.0%
Average tangible shareholders’ equity (£bn)	48	48
Cost: income ratio	76%	73%
Loan loss rate (bps)	40	32

Basic earnings per share[2]	2.7p	2.9p
Dividend per share	-	1.0p

Balance sheet and capital management	As at 31.03.16	As at 31.12.15
Net tangible asset value per share	286p	275p
Common equity tier 1 ratio	11.3%	11.4%
Common equity tier 1 capital	£40.9bn	£40.7bn
Risk weighted assets	£363bn	£358bn
Leverage ratio	4.3%	4.5%
Tier 1 capital	£46.3bn	£46.2bn
Leverage exposure	£1,082bn	£1,028bn

Funding and liquidity
Group liquidity pool	£132bn	£145bn
Estimated CRD IV liquidity coverage ratio	129%	133%
Loan: deposit ratio[3]	84%	86%

1	Refer to page 16 for further information on the Africa Banking discontinued operation.
2

The profit after tax attributable to other equity holders of £104m (Q115: £80m) is offset by a tax credit recorded in reserves of £29m (Q115: £16m). The net amount of £75m (Q115: £64m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

3	Loan: deposit ratio for Barclays UK, Consumer, Cards and Payments, Corporate, and Non-Core retail.

Barclays PLC	4

Performance Highlights

Barclays Core and Non-Core results	Barclays Core			Barclays Non-Core
for the three months ended	31.03.16	31.03.15		31.03.16	31.03.15
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	5,283	5,428	(3)	(242)	222
Credit impairment charges and other provisions	(414)	(345)	(20)	(29)	(41)	29
Net operating income/(expenses)	4,869	5,083	(4)	(271)	181
Operating expenses	(3,258)	(2,618)	(24)	(489)	(449)	(9)
Litigation and conduct	(12)	(1,015)	99	(66)	(24)
Total operating expenses	(3,270)	(3,633)	10	(555)	(473)	(17)
Other net income/(expenses)	9	(83)		11	(18)
Profit/(loss) before tax	1,608	1,367	18	(815)	(310)
Tax (charge)/credit	(485)	(614)	21	237	86
Profit/(loss) after tax	1,123	753	49	(578)	(224)
Non-controlling interests	(84)	(68)	(24)	(10)	(20)	50
Other equity holders	(89)	(65)	(37)	(15)	(14)	(7)
Attributable profit/(loss)[1]	950	620	53	(603)	(258)

Performance measures
Return on average tangible equity	9.9%	7.1%
Average allocated tangible equity (£bn)[1]	39	36		9	12
Period end allocated tangible equity (£bn)[1]	40	36		9	12
Cost: income ratio	62%	67%		n/m	n/m
Loan loss rate (bps)	42	35		21	17
Basic earnings/(loss) per share contribution	5.8p	3.8p		(3.6p)	(1.5p)

Capital management	As at 31.03.16	As at 31.12.15		As at 31.03.16	As at 31.12.15
Risk weighted assets[1]	£312bn	£304bn		£51bn	£54bn
Leverage exposure[1]	£946bn	£879bn		£136bn	£149bn

Notable items for the three months ended	31.03.16	31.03.15		31.03.16	31.03.15
Own credit	(109)	128		-	-
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(800)		-	-
Gains on valuation of a component of the defined retirement benefit liability	-	429		-	-
Provisions for UK customer redress	-	(167)		-	(15)
Losses on sale relating to the Spanish business	-	(97)		-	(21)

Excluding notable items, the Core return on average tangible equity was 10.7% (Q115: 13.4%) and the Core basic earnings per share was 6.3p (Q115: 7.3p).

Excluding notable items, the Non-Core basic loss per share was 3.6p (Q115: 1.3p).

1	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

	Three months ended 31.03.16	Three months ended 31.03.15
Income by business	£m	£m	% Change
Barclays UK	1,803	1,831	(2)
Barclays Corporate & International	3,513	3,454	2
Head Office	(33)	142
Barclays Core	5,283	5,428	(3)
Barclays Non-Core	(242)	222
Barclays Group	5,041	5,650	(11)

Profit/(loss) before tax by business
Barclays UK	704	844	(17)
Barclays Corporate & International	1,027	510
Head Office	(123)	12
Barclays Core	1,608	1,367	18
Barclays Non-Core	(815)	(310)
Barclays Group	793	1,057	(25)

Barclays PLC	5

Group Performance Review

Group performance in the quarter was impacted by the Non-Core results, with a loss before tax of £815m (Q115: £310m) driven by negative total income of £242m (Q115: positive income of £222m), including fair value losses on the Education, Social Housing and Local Authority Losses (ESHLA) portfolio of £374m (Q115: £149m). The Non-Core rundown remains on track with continued momentum in the quarter and no change to previous guidance.

The Core business performed well, with a statutory RoTE of 9.9% (Q115: 7.1%) driven by steady results in Barclays UK across each of the business areas, and solid performance in Barclays Corporate & International. Corporate and Investment Bank results were resilient given the challenging market conditions, particularly in Credit, while strong business growth in Consumer, Cards and Payments drove a significant increase in profit before tax.

Total Core operating expenses of £3,270m (Q115: £3,633m) were impacted by higher restructuring charges, increased implementation costs associated with the structural reform programme and the appreciation of average USD against GBP.

Group performance

●	Profit before tax decreased 25% to £793m, including an own credit loss of £109m (Q115: gain of £128m)

●

Total income net of insurance claims decreased 11% to £5,041m as Non-Core income reduced £464m to a net expense of £242m. Core income, including an own credit loss of £109m (Q115: gain of £128m), decreased 3% to £5,283m despite the appreciation of average USD against GBP

●

Credit impairment charges increased 15% to £443m primarily driven by the impairment of a number of single name exposures, largely in respect of clients in the oil and gas sector. Exposures to the sector remain well managed and the increase in impairment is in line with expectations. The loan loss rate increased 8bps to 40bps

●

Total operating expenses reduced 7% to £3,825m following the non-recurrence of a number of notable items in Q115, partially offset by increased restructuring charges relating to strategic initiatives, increased implementation costs associated with the structural reform programme, continued investment in the Consumer, Cards and Payments business and the appreciation of average USD against GBP

●	The effective tax rate on profit before tax decreased to 31.3% (Q115: 50.0%) reflecting the non-recurrence of non-deductible litigation and conduct charges in Q115

●	Profit after tax in respect of continuing operations increased 3% to £545m

●

Underlying profit before tax, which excludes the impact of notable items, decreased 44% to £902m primarily driven by the underlying loss before tax in Non-Core of £815m (Q115: £274m). Total Group underlying income decreased 7% to £5,150m and total operating expenses increased 8% to £3,825m

●	Underlying return on average tangible shareholders’ equity was 4.5% (Q115: 9.0%) and basic earnings per share was 3.2p (Q115: 6.6p)

Commentary which follows and is noted as underlying excludes notable items; see page 1 for explanation of certain non-IFRS measures.

Core performance

●

Core performance generated a RoTE of 9.9% (Q115: 7.1%) and underlying Core performance generated a RoTE of 10.7% (Q115: 13.4%) driven by the following business performance and reflecting the allocation of Africa Banking average tangible equity to the Core

Barclays UK

●	Profit before tax decreased 17% to £704m predominantly as a result of the non recurrence of Q115 notable items

●	Underlying profit before tax decreased 2% to £704m with a reduction in income, partially offset by lower credit impairment charges

●	Total income reduced 2% to £1,803m, within which:

–	Personal Banking income decreased 1% to £919m driven by a reduction in fee income and mortgage margin pressure, partially offset by improved deposit margins and balance growth

–

Barclaycard Consumer UK income decreased 3% to £491m reflecting the impact of the European Interchange Fee Regulation, which came into full effect from December 2015, partially offset by balance growth

–	Wealth, Entrepreneurs & Business Banking (WEBB) income decreased 2% to £393m, as the lower equity market drove reduced Wealth income

–

Net interest income was broadly flat at £1,501m (Q115: £1,486m). Net interest margin increased to 3.62% (Q115: 3.60%) as increased margins on Personal Banking deposits were partially offset by mortgage margin pressure

●	Credit impairment charges reduced 13% to £146m due to the benign economic environment in the UK resulting in lower default rates and charges. The loan loss rate reduced 6bps to 34bps

●	Total operating expenses increased 17% to £953m (Q115: £817m) as a result of the non recurrence of Q115 notable items

Barclays PLC	6

Group Performance Review

●

Underlying total operating expenses were broadly flat at £953m (Q115: £946m) driven by savings realised from strategic cost programmes, relating to restructuring of the branch network and technology improvements, and lower restructuring costs offset by increased implementation costs associated with the structural reform programme

●	RoTE was 20.5% (Q115: 28.3%)

●	Underlying RoTE was 20.5% (Q115: 24.0%)

Barclays Corporate & International

●	Profit before tax increased to £1,027m (Q115: £510m) predominantly as a result of of the non recurrence of Q115 notable items

●

Underlying profit before tax decreased 13% to £1,027m driven by a 5% increase in underlying total operating expenses to £2,225m due to increased restructuring charges, appreciation of average USD against GBP and structural reform programme implementation costs and a 51% increase in credit impairment charges to £269m

●	Total income increased 2% to £3,513m, including the appreciation of average USD against GBP, with CIB income decreasing 4% to £2,596m and Consumer, Cards and Payments increasing 24% to £917m

●	Net interest margin increased to 4.61% (Q115: 4.38%) driven by growth in interest earning lending primarily representing the maturation of the US Cards business

●	RoTE was 9.5% (Q115: (0.1%))

●	Underlying RoTE was 9.5% (Q115: 10.9%)

Corporate and Investment Bank (CIB)

●

Profit before tax increased to £701m (Q115: £292m) predominantly as a result of the non recurrence of Q115 notable items, offset by a reduction in Banking and Markets income, increased credit impairment charges and higher operating expenses

●	Total income decreased 4% to £2,596m, reflecting the impact of challenging market conditions, partially offset by the appreciation of average USD against GBP

–	Markets income decreased 4% to £1,408m, within which:

–	Credit income increased 46% to £322m driven by strong performance in the US flow business, which benefited from increased market volatility and client activity

–	Equities income decreased 13% to £513m primarily due to declines in equity derivatives reflecting lower client volumes

–	Macro income decreased 13% to £573m due to lower income in rates and currency products, reflecting reduced client activity

–	Banking income decreased 5% to £1,185m, within which:

–	Banking fee income reduced 12% to £481m driven by lower equity underwriting and debt underwriting fees, partially offset by higher financial advisory fees

–	Corporate lending income increased 4% to £296m due to strong balance growth and lower losses on fair value hedges

–	Transactional banking income was broadly in line at £408m (Q115: £413m) with underlying balance growth and a stable customer margin

●	Credit impairment charges of £95m (Q115: release of £1m) arose primarily from impairment of a number of single name exposures, largely in respect of clients in the oil and gas sector

●

Total operating expenses decreased 26% predominantly as a result of the non recurrence of Q115 notable items and £93m higher restructuring charges relating to strategic initiatives, the appreciation of average USD against GBP and increased implementation costs associated with the structural reform programme

●	RoTE was 7.3% (Q115: (2.5%))

Consumer, Cards and Payments

●	Profit before tax increased £108m to £326m driven by strong business growth

●	Total income increased 24% to £917m reflecting continued growth in Barclaycard US and Germany and the appreciation of average USD and EUR against GBP

●	Credit impairment charges reduced 3% to £174m despite balance growth

●

Total operating expenses increased 18% predominantly as a result of the non recurrence of Q115 notable items, the continued business growth in Barclaycard US and Germany, and Barclaycard Business Solutions, in addition to the appreciation of average USD and EUR against GBP

●	RoTE was 23.4% (Q115: 17.5%)

Head Office

●	Underlying loss before tax was £14m (Q115: £19m) reflecting the net expense from treasury operations and one-off gains from a liability management exercise

Barclays PLC	7

Group Performance Review

Non-Core performance

●	Loss before tax increased to £815m (Q115: £310m) as a result of the non recurrence of Q115 notable items and the factors increasing underlying loss before tax, expanded upon below

●	Underlying loss before tax increased to £815m (Q115: £274m), including fair value losses on the ESHLA portfolio of £374m (Q115: £149m), as gilt swap spreads widened

●	Total income net of insurance claims reduced £464m to a net expense of £242m

–	Businesses income reduced £108m to £196m primarily due to the impact of lower income following the completion of the sale of the Barclays Wealth Americas and UK Secured Lending businesses

–

Securities and loans income reduced £334m to a net expense of £402m primarily driven by fair value losses on the ESHLA portfolio, the non-recurrence of a £91m provision release relating to a litigation matter in Q115, and the exit of historical investment banking businesses

–	Derivatives income reduced £22m to a net expense of £36m primarily reflecting funding costs and the rundown of the portfolio

●	Credit impairment charges improved 29% to £29m due to higher recoveries in Europe

●	Total operating expenses increased 17% to £555m as a result of the non recurrence of Q115 notable items and the factors increasing underlying total operating expenses, expanded upon below

●

Underlying total operating expenses increased 21% to £555m reflecting £182m of restructuring charges in Q116 (Q115: £13m), partially offset by reduced costs following the completion of the sale of the Barclays Wealth Americas

●

RWAs decreased a further £3bn to £51bn in the quarter, driven by a £2bn reduction in Derivatives RWAs. The announced sales of the Portuguese and Italian retail, and Asian wealth businesses are all targeted to complete during the year, and are expected to result in a further £3.4bn reduction in Businesses RWAs

Group capital, leverage and balance sheet

●	Total assets increased 12% to £1,249bn in the quarter, while leverage exposure increased £54bn to £1,082bn

–

Total loans and advances, and other assets increased by £48bn to £673bn. This included a £24bn increase in settlement balances, lending growth of £3bn within Barclays Corporate & International as well as a £4bn increase in Africa Banking assets held for sale reflecting the appreciation of ZAR against GBP

–

Net derivative leverage exposure, remained broadly flat as an increase in balance sheet assets of £73bn to £401bn, was offset by an increase in regulatory derivative netting of £72bn to £365bn. The derivative assets increase was mainly due to an increase in interest rate derivatives, reflecting a decrease in the major interest rate forward curves

–	Non current assets classified as held for sale increased by £56bn due to the proposed disposal of Barclays Africa Group Limited (BAGL), with offsetting amounts across all balance sheet categories

●	Overall, the leverage ratio decreased to 4.3% (December 2015: 4.5%) driven by the leverage exposure increase

●	The fully loaded CRD IV CET1 ratio decreased to 11.3% (December 2015: 11.4%) with RWAs increasing by £5bn to £363bn and CET1 capital increasing £0.1bn to £40.9bn

–	The increase in RWAs of £5bn to £363bn was primarily due to the appreciation of ZAR and USD against GBP

–

The movement in CET1 capital was largely driven by profits generated in the period of £0.3bn, after absorbing the impact of own credit and dividends paid and foreseen. Increases in other qualifying reserves of £0.6bn were offset by higher regulatory adjustments and deductions of £0.6bn

●	Net tangible asset value per share increased to 286p (December 2015: 275p) driven by profit generated in the period and favourable cash flow hedge and currency translation reserve movements

Group funding and liquidity

●

The Group continued to maintain surpluses to its internal and regulatory requirements in Q116 with a liquidity pool of £132bn (December 2015: £145bn) and Liquidity Coverage Ratio (LCR) of 129% (December 2015: 133%), equivalent to a surplus of £31bn (December 2015: £37bn). The decrease in the liquidity pool was mainly driven by the early repayment of the Bank of England’s Funding for Lending Scheme of £12bn

●

Wholesale funding outstanding excluding repurchase agreements was £141bn (December 2015: £142bn). Over the quarter, the Group made good progress on its commitment to transition to a holding company capital and wholesale funding model. The Group successfully issued £4.1bn in senior debt from the holding company across public and private placements, and also bought back £5.3bn of outstanding operating company senior debt and capital instruments. Proceeds raised by Barclays PLC have been used to subscribe for senior unsecured debt at Barclays Bank PLC, the operating company

Barclays PLC	8

Quarterly Results Summary

Barclays Group

	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	5,041	4,448	5,481	6,461	5,650	4,097	5,987	5,756
Credit impairment charges and other provisions	(443)	(554)	(429)	(393)	(386)	(495)	(435)	(439)
Net operating income	4,598	3,894	5,052	6,068	5,264	3,602	5,552	5,317
Operating expenses	(3,747)	(3,547)	(3,552)	(3,557)	(3,067)	(3,696)	(3,653)	(3,762)
UK bank levy	-	(426)	-	-	-	(418)	-	-
Litigation and conduct	(78)	(1,722)	(699)	(927)	(1,039)	(1,089)	(607)	(1,046)
Total operating expenses	(3,825)	(5,695)	(4,251)	(4,484)	(4,106)	(5,203)	(4,260)	(4,808)
Other net income/(expenses)	20	(274)	(182)	(39)	(101)	(82)	(336)	(48)
Profit/(loss) before tax	793	(2,075)	619	1,545	1,057	(1,683)	956	461
Tax (charge)/credit	(248)	(164)	(133)	(324)	(528)	134	(507)	(215)
Profit/(loss) after tax in respect of continuing operations	545	(2,239)	486	1,221	529	(1,549)	449	246
Profit after tax in respect of discontinued operation	166	101	167	162	196	168	171	145

Attributable to:
Ordinary equity holders of the parent	433	(2,422)	417	1,146	465	(1,679)	379	161
Other equity holders	104	107	79	79	80	80	80	41
Non-controlling interests	174	177	157	158	180	218	161	189

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,248.9	1,120.0	1,236.5	1,196.7	1,416.4	1,357.9	1,365.7	1,314.9
Risk weighted assets	363.0	358.4	381.9	376.7	395.9	401.9	412.9	411.1
Leverage exposure	1,082.0	1,027.8	1,140.7	1,139.3	1,254.7	1,233.4	1,323.9	1,353.0

Performance measures
Return on average tangible shareholders’ equity	3.8%	(20.1%)	3.6%	9.8%	4.0%	(13.8%)	3.4%	1.4%
Average tangible shareholders’ equity (£bn)	48.3	47.8	47.6	47.2	48.1	48.3	46.8	46.7
Cost: income ratio	76%	128%	78%	69%	73%	127%	71%	84%
Loan loss rate (bps)	40	53	37	35	32	45	39	39
Basic earnings/(loss) per share	2.7p	(14.4p)	2.6p	7.0p	2.9p	(10.2p)	2.4p	1.0p

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit[1]	(109)	(175)	195	282	128	(62)	44	(67)
Gains on US Lehman acquisition assets[1]	-	-	-	496	-	-	461	-
Revision of ESHLA valuation methodology[1]	-	-	-	-	-	(935)	-	-
Provisions for UK customer redress[2]	-	(1,450)	(290)	(850)	(182)	(200)	(10)	(900)
Provisions for ongoing investigations and litigation including Foreign Exchange[2]	-	(167)	(270)	-	(800)	(750)	(500)	-
Gain on valuation of a component of the defined retirement benefit liability[3]	-	-	-	-	429	-	-	-
Impairment of goodwill and other assets	-	(96)	-	-	-	-	-	-
relating to businesses being disposed[3]
Losses on sale relating to the Spanish, Portuguese and Italian businesses[4]	-	(261)	(201)	-	(118)	(82)	(364)	-

Excluding notable items, the return on average tangible shareholders’ equity was 4.5% (Q115: 9.0%) and basic earnings per share was 3.2p (Q115: 6.6p).

1	Notable item recorded in total income net of insurance claims.
2	Notable item recorded in litigation and conduct.
3	Notable item recorded in operating expenses.
4	Notable item recorded in other net income/(expenses).

Barclays PLC	9

Quarterly Results Summary

Barclays Core1

	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	5,283	4,516	5,265	6,219	5,428	4,791	5,368	5,216
Credit impairment charges and other provisions	(414)	(522)	(388)	(373)	(345)	(481)	(393)	(342)
Net operating income	4,869	3,994	4,877	5,846	5,083	4,310	4,975	4,874
Operating expenses	(3,258)	(2,992)	(3,094)	(3,061)	(2,618)	(3,076)	(3,000)	(3,097)
UK bank levy	-	(338)	-	-	-	(316)	-	-
Litigation and conduct	(12)	(1,634)	(419)	(819)	(1,015)	(1,004)	(507)	(953)
Total operating expenses	(3,270)	(4,964)	(3,513)	(3,880)	(3,633)	(4,396)	(3,507)	(4,050)
Other net income/(expenses)	9	(5)	13	14	(83)	6	322	26
Profit/(loss) before tax	1,608	(975)	1,377	1,980	1,367	(80)	1,790	850
Attributable profit/(loss)	950	(1,240)	961	1,381	620	(417)	1,117	419

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	883.6	794.2	862.0	830.5	919.4	855.5	867.9	816.5
Risk weighted assets	312.2	304.1	316.3	308.1	318.0	312.8	318.8	309.0

Performance measures
Return on average tangible equity	9.9%	(12.8%)	10.4%	15.5%	7.1%	(4.8%)	14.1%	5.5%
Average tangible equity (£bn)	39.3	38.1	37.5	35.9	35.6	34.0	32.2	30.7
Cost: income ratio	62%	110%	67%	62%	67%	92%	65%	78%
Loan loss rate (bps)	42	57	39	38	35	52	41	37
Basic earnings/(loss) per share	5.8p	(7.3p)	5.8p	8.4p	3.8p	(2.5p)	6.9p	2.6p

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit	(109)	(175)	195	282	128	(62)	44	(67)
Gains on US Lehman acquisition assets	-	-	-	496	-	-	461	-
Provisions for UK customer redress	-	(1,392)	(290)	(800)	(167)	(199)	8	(844)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(167)	(69)	-	(800)	(750)	(500)	-
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	429	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	(15)	-	-	(97)	-	315	-

Excluding notable items, the Core return on average tangible equity was 10.7% (Q115: 13.4%) and the Core basic earnings per share was 6.3p (Q115: 7.3p).

1	Barclays Core represents the sum of three Operating Segments results outlined on page 13 to 16, each of which is prepared in accordance with IFRS 8 Operating Segments: Barclays UK, Barclays Corporate & International and Head Office.

Barclays PLC	10

Quarterly Results Summary

Barclays Non-Core

	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	196	229	314	292	304	361	379	376
Securities and loans	(402)	(195)	(87)	-	(68)	(1,021)	275	172
Derivatives	(36)	(102)	(12)	(49)	(14)	(35)	(35)	(8)
Total income net of insurance claims	(242)	(68)	215	243	222	(695)	619	540
Credit impairment charges and other provisions	(29)	(32)	(41)	(20)	(41)	(13)	(42)	(98)
Net operating (expenses)/income	(271)	(100)	174	223	181	(708)	577	442
Operating expenses	(489)	(555)	(458)	(496)	(449)	(618)	(654)	(666)
UK bank levy	-	(88)	-	-	-	(102)	-	-
Litigation and conduct	(66)	(89)	(279)	(108)	(24)	(85)	(100)	(93)
Total operating expenses	(555)	(732)	(737)	(604)	(473)	(805)	(754)	(759)
Other net income/(expenses)	11	(268)	(195)	(54)	(18)	(90)	(657)	(72)
Loss before tax	(815)	(1,100)	(758)	(435)	(310)	(1,603)	(834)	(389)
Attributable loss	(603)	(1,208)	(628)	(324)	(258)	(1,347)	(819)	(333)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost[1]	55.4	51.8	57.1	60.4	73.1	70.7	72.4	83.6
Derivative financial instrument assets	249.7	213.7	243.3	223.9	305.6	288.9	252.6	229.7
Derivative financial instrument liabilities	239.1	202.1	235.0	216.7	299.6	280.6	243.2	217.8
Reverse repurchase agreements and other similar secured lending	0.7	3.1	8.5	16.7	43.7	50.7	75.3	87.8
Financial assets designated at fair value	23.4	21.4	22.8	22.1	25.0	25.5	27.3	24.9
Total assets	365.4	325.8	374.5	366.2	497.0	502.4	497.8	498.4
Customer deposits[2]	19.3	20.9	25.8	27.9	29.9	30.8	32.2	41.1
Risk weighted assets	50.9	54.3	65.6	68.6	77.9	89.1	94.1	102.0

Performance measures
Average allocated tangible equity (£bn)	9.0	9.7	10.2	11.3	12.4	14.3	14.7	16.0
Period end allocated tangible equity (£bn)	8.5	8.5	10.2	10.1	11.7	13.1	14.1	14.9
Loan loss rate (bps)	21	25	27	13	17	10	27	48
Basic loss per share contribution	(3.6p)	(7.2p)	(3.7p)	(1.9p)	(1.5p)	(8.2p)	(5.0p)	(2.0p)

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Revision of ESHLA valuation methodology	-	-	-	-	-	(935)	-	-
Provisions for UK customer redress	-	(58)	-	(50)	(15)	(1)	(18)	(56)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	(201)	-	-	-	-	-
Impairment of goodwill and other assets relating to businesses being disposed	-	(96)	-	-	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian business	-	(246)	(201)	-	(21)	(82)	(679)	-

Excluding notable items, the Non-Core basic loss per share was 3.6p (Q115: 1.3p).

1

As at 31 March 2016 loans and advances included £42.2bn (December 2015: £40.4bn) of loans and advances to customers (including settlement balances of £0.2bn (December 2015: £0.3bn) and cash collateral of £23.7bn (December 2015: £19.0bn), and £13.2bn (December 2015: £11.4bn) of loans and advances to banks (including settlement balances of £0.1bn (December 2015: £nil) and cash collateral of £11.9bn (December 2015: £10.1bn)).

2	As at 31 March 2016 customer deposits included settlement balances of £0.3bn (December 2015: £0.2bn) and cash collateral of £14.5bn (December 2015: £12.3bn).

Barclays PLC	11

Quarterly Core Results by Business

Barclays UK

	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,803	1,834	1,874	1,804	1,831	1,882	1,898	1,834
Credit impairment charges and other provisions	(146)	(219)	(154)	(166)	(167)	(264)	(217)	(191)
Net operating income	1,657	1,615	1,720	1,638	1,664	1,618	1,681	1,643
Operating expenses	(952)	(920)	(925)	(970)	(649)	(1,041)	(1,048)	(1,000)
UK bank levy	-	(77)	-	-	-	(59)	-	-
Litigation and conduct	(1)	(1,466)	(76)	(801)	(168)	(211)	(32)	(850)
Total operating expenses	(953)	(2,463)	(1,001)	(1,771)	(817)	(1,311)	(1,080)	(1,850)
Other net income/(expenses)	-	1	1	1	(3)	(3)	(1)	1
Profit/(loss) before tax	704	(847)	720	(132)	844	304	600	(206)
Attributable profit/(loss)	467	(1,078)	541	(174)	664	208	442	(208)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	166.2	166.1	166.7	166.1	166.0	165.3	164.3	163.5
Total assets	201.7	202.5	204.1	202.2	199.6	198.0	190.9	185.6
Customer deposits	179.1	176.8	173.4	171.6	168.7	168.3	165.9	166.8
Risk weighted assets	69.7	69.5	71.0	71.7	72.3	69.3	71.3	69.5

Performance measures
Return on average tangible equity	20.5%	(46.5%)	23.3%	(7.3%)	28.3%	9.3%	19.4%	(9.1%)
Average allocated tangible equity (£bn)	9.3	9.2	9.3	9.4	9.4	9.2	9.2	9.0
Cost: income ratio	53%	134%	53%	98%	45%	70%	57%	101%
Loan loss rate (bps)	34	51	36	40	40	62	51	46

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Provisions for UK customer redress	-	(1,391)	(73)	(800)	(167)	(199)	(24)	(844)
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	296	-	-	-

Excluding notable items, the Barclays UK return on average tangible equity was 20.5% (Q115: 24.0%).

Analysis of Barclays UK
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	919	945	938	905	927	955	968	935
Barclaycard Consumer UK	491	505	552	503	505	518	530	519
Wealth, Entrepreneurs & Business Banking	393	384	384	396	399	409	400	380
Total income	1,803	1,834	1,874	1,804	1,831	1,882	1,898	1,834

Analysis of credit impairment charges and other provisions
Personal Banking	(42)	(39)	(36)	(50)	(69)	(57)	(57)	(40)
Barclaycard Consumer UK	(105)	(176)	(111)	(106)	(95)	(185)	(139)	(129)
Wealth, Entrepreneurs & Business Banking	1	(4)	(7)	(10)	(3)	(22)	(21)	(22)
Total credit impairment charges and other provisions	(146)	(219)	(154)	(166)	(167)	(264)	(217)	(191)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	134.7	134.0	134.5	134.4	134.3	133.8	133.3	132.6
Barclaycard Consumer UK	16.0	16.2	15.9	15.8	15.7	15.8	15.5	15.2
Wealth, Entrepreneurs & Business Banking	15.5	15.9	16.3	15.9	16.0	15.7	15.5	15.7
Total loans and advances to customers at amortised cost	166.2	166.1	166.7	166.1	166.0	165.3	164.3	163.5

Analysis of customer deposits
Personal Banking	132.9	131.0	128.4	126.7	123.4	124.5	122.2	121.1
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	46.2	45.8	45.0	44.9	45.3	43.8	43.7	45.7
Total customer deposits	179.1	176.8	173.4	171.6	168.7	168.3	165.9	166.8

Barclays PLC	12

Quarterly Core Results by Business

Barclays Corporate & International
	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	3,513	2,968	3,223	4,102	3,454	2,945	3,370	3,367
Credit impairment charges and other provisions	(269)	(303)	(235)	(206)	(178)	(217)	(176)	(151)
Net operating income	3,244	2,665	2,988	3,896	3,276	2,728	3,194	3,216
Operating expenses	(2,221)	(2,007)	(2,059)	(2,027)	(1,936)	(2,014)	(1,943)	(2,068)
UK bank levy	-	(253)	-	-	-	(248)	-	-
Litigation and conduct	(4)	(151)	(302)	(12)	(845)	(786)	(470)	(62)
Total operating expenses	(2,225)	(2,411)	(2,361)	(2,039)	(2,781)	(3,048)	(2,413)	(2,130)
Other net income	8	8	9	13	15	7	9	24
Profit/(loss) before tax	1,027	262	636	1,870	510	(313)	790	1,110
Attributable profit/(loss)	575	(24)	422	1,376	(16)	(673)	449	594

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost[1]	215.9	184.1	220.3	210.5	224.7	193.6	206.5	200.6
Trading portfolio assets	64.3	61.9	72.8	75.3	92.7	87.3	91.5	92.8
Derivative financial instrument assets	150.1	111.5	133.7	116.0	172.8	149.6	128.7	101.8
Derivative financial instrument liabilities	155.4	119.0	142.0	124.8	182.3	157.3	134.6	106.7
Reverse repurchase agreements and other similar secured lending	19.1	24.7	68.0	57.4	57.1	62.9	81.5	82.1
Financial assets designated at fair value	59.6	46.8	5.6	5.6	5.2	5.7	10.9	10.9
Total assets	618.4	532.2	596.1	566.1	656.2	596.5	608.5	561.9
Customer deposits[2]	213.1	185.6	207.0	197.7	206.2	188.2	205.0	198.0
Risk weighted assets	202.2	194.8	204.0	195.4	202.6	201.7	205.9	198.7

Performance measures
Return on average tangible equity	9.5%	(0.2%)	7.0%	22.5%	(0.1%)	(10.4%)	7.4%	9.6%
Average allocated tangible equity (£bn)	25.1	24.9	24.7	24.7	25.3	25.6	24.6	24.8
Cost: income ratio	63%	81%	73%	50%	81%	103%	72%	63%
Loan loss rate (bps)	50	65	42	38	32	44	34	30

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Gains on US Lehman acquisition assets	-	-	-	496	-	-	461	-
Provisions for UK customer redress	-	-	(218)	-	-	-	32	-
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(145)	(39)	-	(800)	(750)	(500)	-
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	133	-	-	-

Excluding notable items, the Barclays Corporate & International return on average tangible equity was 9.5% (Q115: 10.9%).

1

As at 31 March 2016 loans and advances included £189.8bn (December 2015: £162.6bn) of loans and advances to customers (including settlement balances of £39.7bn (December 2015: £18.5bn) and cash collateral of £27.6bn (December 2015: £24.8bn)), and £26.1bn (December 2015: £21.5bn) of loans and advances to banks (including settlement balances of £4.2bn (December 2015: £1.6bn) and cash collateral of £7.0bn (December 2015: £5.7bn)). Loans and advances to banks and customers in respect of Consumer, Cards and Payments were £32.9bn (December 2015: £32.1bn).

2	As at 31 March 2016 customer deposits included settlement balances of £37.7bn (December 2015: £16.3bn) and cash collateral of £17.2bn (December 2015: £15.9bn).

Barclays PLC	13

Quarterly Core Results by Business

Analysis of Barclays Corporate & International

Corporate and Investment Bank	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of total income
Credit	322	195	191	218	220	117	189	221
Equities	513	319	416	588	589	418	370	597
Macro	573	382	487	582	657	436	472	510
Markets	1,408	896	1,094	1,388	1,466	971	1,031	1,328
Banking fees	481	458	501	580	548	529	420	658
Corporate lending	296	312	377	387	285	334	334	288
Transactional banking	408	415	419	416	413	404	420	385
Banking	1,185	1,185	1,297	1,383	1,246	1,267	1,174	1,331
Other	3	16	(17)	495	1	(4)	460	20
Total income	2,596	2,097	2,374	3,266	2,713	2,234	2,665	2,679
Credit impairment (charges)/releases and other provisions	(95)	(83)	(75)	(42)	1	(26)	(24)	(13)
Total operating expenses	(1,800)	(1,962)	(1,940)	(1,605)	(2,422)	(2,614)	(2,036)	(1,791)
Profit/(loss) before tax	701	52	358	1,620	292	(408)	606	876

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	172.6	167.3	177.4	170.0	177.1	175.2	180.5	173.8

Performance measures
Return on average tangible equity	7.3%	(2.5%)	4.5%	22.3%	(2.5%)	(12.8%)	6.1%	7.7%
Average allocated tangible equity (£bn)	21.6	21.8	21.7	21.7	22.3	22.5	21.6	21.9

Consumer, Cards and Payments
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	917	871	849	836	741	711	705	688
Credit impairment charges and other provisions	(174)	(219)	(160)	(165)	(179)	(190)	(153)	(138)
Total operating expenses	(425)	(449)	(421)	(434)	(359)	(434)	(377)	(339)
Profit before tax	326	210	278	250	218	93	185	235

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	32.9	32.1	30.6	29.6	29.8	29.7	28.4	27.0
Customer deposits	44.2	41.8	39.8	38.4	40.1	37.9	37.1	33.1

Performance measures
Return on average tangible equity	23.4%	15.3%	24.7%	23.4%	17.5%	6.6%	17.3%	24.4%

Barclays PLC	14

Quarterly Core Results by Business

Head Office

	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	(33)	(285)	169	312	142	(36)	100	15
Credit impairment releases/(charges) and other provisions	1	-	1	(1)	-	-	-	-
Net operating (expenses)/income	(32)	(285)	170	311	142	(36)	100	15
Operating expenses	(85)	(64)	(110)	(64)	(34)	(21)	(10)	(28)
UK bank levy	-	(8)	-	-	-	(9)	-	-
Litigation and conduct	(7)	(17)	(42)	(6)	(1)	(7)	(4)	(42)
Total operating expenses	(92)	(89)	(152)	(70)	(35)	(37)	(14)	(70)
Other net income/(expenses)	1	(14)	2	1	(95)	3	314	-
(Loss)/profit before tax	(123)	(388)	20	242	12	(70)	400	(55)
Attributable (loss)/profit	(92)	(140)	(1)	180	(28)	47	226	33

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets[1]	63.4	59.4	61.8	62.2	63.6	61.0	68.5	69.0
Risk weighted assets[1]	40.3	39.7	41.3	41.0	43.1	41.8	41.6	40.9

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit	(109)	(175)	195	282	128	(62)	44	(67)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(23)	(29)	-	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	(15)	-	-	(97)	-	315	-

1	Includes Africa Banking assets held for sale and risk weighted assets.

Barclays PLC	15

Discontinued Operation

On 1 March 2016, Barclays announced its intention to sell down the Group’s 62.3% interest in BAGL. This sell down is intended to be to a level which will permit deconsolidation from an accounting and regulatory perspective, subject to Barclays shareholder and regulatory approvals if and as required.

The Africa Banking business meets the requirements for presentation as a discontinued operation. As such, these results have been presented as two lines on the face of the Group income statement, representing the profit after tax and non-controlling interest in respect of the discontinued operation. Were the market capitalisation of BAGL to fall below the carrying amount of the net assets of BAGL including goodwill on acquisition, a resulting impairment to Barclays’ stake in BAGL would also be recognised through these lines.

Africa Banking

	Q116	Q415	Q315	Q215	Q115	Q414	Q314	Q214
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	818	814	822	870	908	925	895	860
Credit impairment charges and other provisions	(111)	(93)	(66)	(103)	(91)	(79)	(74)	(99)
Net operating income	707	721	756	767	817	846	821	761
Operating expenses	(477)	(501)	(515)	(536)	(539)	(585)	(557)	(534)
UK bank levy	-	(50)	-	-	-	(44)	-	-
Litigation and conduct	-	-	-	-	-	(1)	(1)	-
Total operating expenses	(477)	(551)	(515)	(536)	(539)	(630)	(558)	(534)
Other net income	1	3	1	1	2	2	1	2
Profit before tax	231	173	242	232	280	218	264	229
Profit after tax	166	101	168	161	196	167	171	147
Attributable profit	86	25	85	88	104	85	82	75

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	52.7	47.9	50.2	52.2	55.9	53.7	52.9	50.8
Risk weighted assets	33.9	31.7	33.8	34.4	37.3	36.7	36.2	34.9

Barclays PLC	16

Performance Management

Returns and equity by business

	Three months ended 31.03.16	Three months ended 31.03.15
Profit/(loss) attributable to ordinary equity holders of the parent[1]	£m	£m
Barclays UK	473	667
Barclays Corporate & International	596	(7)
Head Office	(94)	(27)
Barclays Core	975	633
Barclays Non-Core	(599)	(255)
Barclays Group (including Africa Banking discontinued operation)	462	482
	Three months ended 31.03.16	Three months ended 31.03.15
Average allocated tangible equity	£bn	£bn
Barclays UK	9.3	9.4
Barclays Corporate & International	25.1	25.3
Head Office[2]	4.9	0.9
Barclays Core	39.3	35.6
Barclays Non-Core	9.0	12.4
Barclays Group	48.3	48.1
	Three months ended 31.03.16	Three months ended 31.03.15
Return on average tangible equity	%	%
Barclays UK	20.5%	28.3%
Barclays Corporate & International	9.5%	(0.1%)
Barclays Core	9.9%	7.1%
Barclays Group	3.8%	4.0%

1	Profit for the period attributable to ordinary equity holders of the parent includes the tax credit recorded in reserves in respect of interest payments on other equity instruments.
2	Based on risk weighted assets and capital deductions in Head Office plus the residual balance of average tangible ordinary shareholders’ equity.

Barclays PLC	17

Performance Management

Margins and balances

	Three months ended 31.03.16			Three months ended 31.03.15
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,501	166,727	3.62	1,486	167,507	3.60
Barclays Corporate & International[1]	974	85,010	4.61	869	80,441	4.38
Total Barclays UK and Barclays Corporate & International	2,475	251,737	3.95	2,355	247,948	3.85
Other[2]	212			171
Total net interest income	2,687			2,526

Quarterly analysis for Barclays UK and Barclays Corporate & International	Three months ended 31.12.15
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Barclays UK	1,509	167,405	3.58
Barclays Corporate & International[1]	965	83,342	4.59
Total Barclays UK and Barclays Corporate & International	2,474	250,747	3.91
	Three months ended 30.09.15
Barclays UK	1,499	167,936	3.54
Barclays Corporate & International[1]	947	81,311	4.62
Total Barclays UK and Barclays Corporate & International	2,446	249,247	3.89
	Three months ended 30.06.15
Barclays UK	1,479	167,546	3.54
Barclays Corporate & International[1]	942	81,115	4.66
Total Barclays UK and Barclays Corporate & International	2,421	248,661	3.91

1	Excludes Investment Bank.
2	Other includes Investment Bank, Head Office and Barclays Non-Core.

Barclays PLC	18

Condensed Consolidated Financial Statements

Consolidated summary income statement

Continuing operations	Three months ended 31.03.16	Three months ended 31.03.15[1]
	£m	£m
Total income net of insurance claims	5,041	5,650
Credit impairment charges and other provisions	(443)	(386)
Net operating income	4,598	5,264

Operating expenses	(3,747)	(3,067)
Litigation and conduct	(78)	(1,039)
Operating expenses	(3,825)	(4,106)

Other net income	20	(101)
Profit before tax	793	1,057
Tax charge	(248)	(528)
Profit after tax in respect of continuing operations	545	529

Profit after tax in respect of discontinued operation	166	196
Profit after tax	711	725

Attributable to:
Ordinary equity holders of the parent	433	465
Other equity holders	104	80
Total equity holders	537	545
Non-controlling interests in respect of continuing operations	94	88
Non-controlling interests in respect of discontinued operation	80	92
Profit after tax	711	725

Earnings per share[2]
Basic earnings per ordinary share	2.7p	2.9p
Basic earnings per ordinary share in respect of continuing operations	2.2p	2.3p
Basic earnings per ordinary share in respect of discontinued operation	0.5p	0.6p

1	Comparatives have been restated to reflect Africa Banking results as a discontinued operation.
2	The profit after tax attributable to other equity holders of £104m (Q115: £80m) is offset by a tax credit recorded in reserves of £29m (Q115: £16m). The net amount of £75m (Q115: £64m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

Barclays PLC	19

Condensed Consolidated Financial Statements

Consolidated summary balance sheet

	As at	As at
	31.03.16	31.12.15
Assets	£m	£m
Cash, balances at central banks	50,573	49,711
Items in the course of collection from other banks	1,224	1,011
Trading portfolio assets	75,550	77,348
Financial assets designated at fair value	85,317	76,830
Derivative financial instruments	400,592	327,709
Available for sale financial investments	87,392	90,267
Loans and advances to banks	45,740	41,349
Loans and advances to customers	399,375	399,217
Reverse repurchase agreements and other similar secured lending	20,296	28,187
Goodwill and intangible assets	7,323	8,222
Non current assets classified as held for sale	63,377	7,364
Other assets	12,117	12,797
Total assets	1,248,876	1,120,012

Liabilities
Deposits from banks	53,201	47,080
Items in the course of collection due to other banks	927	1,013
Customer accounts	418,076	418,242
Repurchase agreements and other similar secured borrowing	22,241	25,035
Trading portfolio liabilities	34,141	33,967
Financial liabilities designated at fair value	96,936	91,745
Derivative financial instruments	395,148	324,252
Debt securities in issue[1]	63,988	69,150
Subordinated liabilities	21,195	21,467
Non current liabilities classified as held for sale	58,152	5,997
Other liabilities	16,503	16,200
Total liabilities	1,180,508	1,054,148

Equity
Called up share capital and share premium	21,712	21,586
Other reserves	3,868	1,898
Retained earnings	31,274	31,021
Shareholders’ equity attributable to ordinary shareholders of the parent	56,854	54,505
Other equity instruments	5,312	5,305
Total equity excluding non-controlling interests	62,166	59,810
Non-controlling interests	6,202	6,054
Total equity	68,368	65,864

Total liabilities and equity	1,248,876	1,120,012

1	Debt securities in issue include covered bonds of £12,852m (December 2015: £12,300m).

Barclays PLC	20

Condensed Consolidated Financial Statements

Consolidated statement of changes in equity

Three months ended 31.03.16	Called up share capital and share premium	Other equity instruments	Other reserves[1]	Retained earnings	Total	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2016	21,586	5,305	1,898	31,021	59,810	6,054	65,864
Profit after tax	-	104	-	433	537	174	711
Other comprehensive profit after tax for the period	-	-	1,970	43	2,013	160	2,173
Issue of shares	126	-	-	119	245	-	245
Issue and exchange of equity instruments	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	(180)	(180)
Coupons paid on other equity instruments	-	(104)	-	29	(75)	-	(75)
Treasury shares	-	-	-	(372)	(372)	-	(372)
Other movements	-	7	-	1	8	(6)	2
Balance as at 31 March 2016	21,712	5,312	3,868	31,274	62,166	6,202	68,368

1	Other reserves includes currency translation reserve of £0.2bn credit (December 2015: £0.6bn debit), available for sale investments of £0.2bn (December 2015: £0.3bn), cash flow hedge reserve of £2.5bn (December 2015: £1.3bn), and other reserves and treasury shares of £0.9bn (December 2015: £0.9bn).

Barclays PLC	21

Capital

CRD IV capital

Barclays’ current regulatory requirement is to meet a fully loaded CRD IV CET1 ratio comprising the required 4.5% minimum CET1 ratio requirement and, phased in from 2016, a Combined Buffer Requirement currently expected to comprise of a Capital Conservation Buffer (CCB) of 2.5% and a Globally Systemically Important Institution (G-SII) buffer of 2%. In addition, Barclays’ Pillar 2A requirement for 2016 as per the PRA’s Individual Capital Guidance (ICG) is 3.9% of which 56% will need to be met in CET1 form, equating to approximately 2.2% of RWAs. The Pillar 2A requirement is subject to at least annual review, and all capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

In addition, a Counter-Cyclical Capital Buffer (CCCB) is required. While currently 0%, the Financial Stability Board has announced that a CCCB of 0.5% on UK exposures will apply from 29 March 2017. Other national authorities also determine the appropriate CCCBs that should be applied to exposures in their jurisdiction. During 2016, CCCBs will start to apply for Barclays’ exposures to other jurisdictions; however based on current exposures this is not expected to be material.

As at 31 March 2016, Barclays CET1 ratio was 11.3% which exceeds the 2016 transitional minimum requirement of 7.8% including the minimum 4.5% CET1 requirement, 2.2% of Pillar 2A, a 0.625% CCB buffer, a 0.5% G-SII buffer and a 0% Counter-Cyclical Capital Buffer (CCCB).

Capital ratios	As at 31.03.16	As at 31.12.15
Fully loaded CET1[1]	11.3%	11.4%
PRA Transitional Tier 1[2,3]	14.3%	14.7%
PRA Transitional Total Capital[2,3]	18.2%	18.6%

Capital resources	£m	£m
Shareholders’ equity (excluding non-controlling interests) per the balance sheet	62,166	59,810
Less: other equity instruments (recognised as AT1 capital)	(5,312)	(5,305)
Adjustment to retained earnings for foreseeable dividends	(760)	(631)

Minority interests (amount allowed in consolidated CET1)	1,046	950

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(2,124)	(1,602)
Goodwill and intangible assets	(8,457)	(8,234)
Deferred tax assets that rely on future profitability excluding temporary differences	(771)	(855)
Fair value reserves related to gains or losses on cash flow hedges	(2,497)	(1,231)
Excess of expected losses over impairment	(1,377)	(1,365)
Gains or losses on liabilities at fair value resulting from own credit	56	127
Defined-benefit pension fund assets	(859)	(689)
Direct and indirect holdings by an institution of own CET1 instruments	(54)	(57)
Other regulatory adjustments	(199)	(177)
Fully loaded CET1 capital	40,858	40,741

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	5,312	5,305
Qualifying AT1 capital (including minority interests) issued by subsidiaries	5,816	6,718
Other regulatory adjustments and deductions	(130)	(130)
Transitional Additional Tier 1 capital[4]	10,998	11,893
PRA Transitional Tier 1 capital	51,856	52,634

Tier 2 (T2) capital
Capital instruments and related share premium accounts	1,855	1,757
Qualifying T2 capital (including minority interests) issued by subsidiaries	12,741	12,389
Other regulatory adjustments and deductions	(253)	(253)
PRA Transitional total regulatory capital	66,199	66,527

1	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.5% based on £45.3bn of transitional CRD IV CET1 capital and £363bn of RWAs. This is calculated as CET1 capital as adjusted for the transitional relief (£45.3bn), divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: Goodwill and Intangibles (£3.4bn), Deferred tax asset (£0.3bn), Debt valuation adjustment (£0.1bn), Expected losses over impairment (£0.6bn) and Excess minority interest (£0.1bn).
2	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
3	As at 31 March 2016, Barclays’ fully loaded Tier 1 capital was £46,322m, and the fully loaded Tier 1 ratio was 12.8%. Fully loaded total regulatory capital was £62,322m and the fully loaded total capital ratio was 17.2%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.
4	Of the £11.0bn transitional AT1 capital, fully loaded AT1 capital used for the leverage ratio comprises the £5.3bn capital instruments and related share premium accounts, £0.3bn qualifying minority interests and £0.1bn capital deductions. It excludes legacy Tier 1 capital instruments issued by subsidiaries that are subject to grandfathering.

Barclays PLC	22

Capital

Movement in CET1 capital	Three months ended 31.03.16 £m
Opening CET1 capital	40,741

Profit for the period attributable to equity holders	537
Own credit	(71)
Dividends paid and foreseen	(204)
Increase in retained regulatory capital generated from earnings	262

Net impact of share schemes	(127)
Available for sale reserves	(63)
Currency translation reserves	793
Other reserves	(28)
Increase in other qualifying reserves	575

Retirement benefit reserve	46
Defined-benefit pension fund asset deduction	(170)
Net impact of pensions	(124)

Minority interests	96
Additional value adjustments (PVA)	(522)
Goodwill and intangible assets	(223)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	84
Excess of expected loss over impairment	(12)
Direct and indirect holdings by an institution of own CET1 instruments	3
Other regulatory adjustments	(22)
Increase in regulatory adjustments and deductions	(596)

Closing CET1 capital	40,858

●	During Q116 the CET1 ratio decreased to 11.3% (December 2015: 11.4%) primarily driven by an increase in RWAs of £4.7bn to £363.0bn

●	CET1 capital increased by £0.1bn to £40.9bn. Significant movements in the period were:

–	A £0.3bn increase in regulatory capital generated from earnings after absorbing the impact of own credit and dividends paid and foreseen

–	A £0.6bn increase in other qualifying reserves including a £0.8bn increase in currency translation reserves due to the appreciation of USD, EUR and ZAR against GBP

–

A £0.6bn increase in regulatory adjustments and deductions largely as a result of a £0.5bn increase in the PVA deduction driven by changes in methodology and a £0.2bn increase in the goodwill and intangible asset deduction, which included an acquisition of the JetBlue credit card portfolio within US consumer cards

Barclays PLC	23

Risk Weighted Assets

Risk weighted assets (RWAs) by risk type and business

	Credit risk		Counterparty credit risk			Market risk			Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement Risk	CVA	Std	IMA
As at 31.03.16	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	6,476	50,920	97	-	3	66	-	-	12,174	69,736
Barclays Corporate & International	49,288	79,589	10,297	12,307	120	4,506	8,714	9,678	27,657	202,156
Head Office[1]	7,533	21,401	34	463	3	311	379	2,144	8,003	40,271
Barclays Core	63,297	151,910	10,428	12,770	126	4,883	9,093	11,822	47,834	312,163
Barclays Non-Core	8,340	12,914	1,744	10,402	13	4,028	950	3,659	8,826	50,876
Barclays Group	71,637	164,824	12,172	23,172	139	8,911	10,043	15,481	56,660	363,039

As at 31.12.15
Barclays UK	6,562	50,763	26	-	-	-	-	-	12,174	69,525
Barclays Corporate & International	45,892	77,275	10,463	11,055	516	3,406	8,373	10,196	27,657	194,833
Head Office[1]	8,291	20,156	54	538	8	382	399	1,903	8,003	39,734
Barclays Core	60,745	148,194	10,543	11,593	524	3,788	8,772	12,099	47,834	304,092
Barclays Non-Core	8,704	12,797	1,653	9,430	1	7,480	1,714	3,679	8,826	54,284
Barclays Group	69,449	160,991	12,196	21,023	525	11,268	10,486	15,778	56,660	358,376

Movement analysis of risk weighted assets

	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
Risk weighted assets	£bn	£bn	£bn	£bn	£bn
As at 31.12.15	230.4	33.7	37.6	56.7	358.4
Book size	1.0	2.0	(0.5)	-	2.5
Acquisition and disposals	(0.1)	-	-	-	(0.1)
Book quality	1.0	(0.2)	-	-	0.8
Model updates	-	(0.1)	-	-	(0.1)
Methodology and policy	(1.0)	0.1	(2.8)	-	(3.7)
Foreign exchange movements[2]	5.1	-	0.1	-	5.2
As at 31.03.16	236.4	35.5	34.4	56.7	363.0

1	Includes Africa Banking discontinued operation.
2	Foreign exchange movement does not include FX for modelled counterparty risk or modelled market risk.

RWAs increased £4.7bn to £363.0bn, due to:

●	Book size increased RWAs by £2.5bn primarily driven by an increase in derivative exposures in CIB and Non-Core and increased term lending to UK and European corporates

●

Methodology and policy decreased RWAs by £3.7bn driven by the effect of collateral modelling for mismatched FX collateral on average CVA, and updates impacting credit conversion factors and standardised general market risk

●	Foreign exchange movements increased RWAs by £5.2bn due to the appreciation of ZAR and USD against GBP

Barclays PLC	24

Leverage

Leverage ratio and exposures

Effective 1 January 2016, Barclays is required to disclose a leverage ratio and an average leverage ratio applicable to the Group:

–

The leverage ratio is consistent with the December 2015 method of calculation and has been included in the table below. The calculation uses the end point definition of Tier 1 capital for the numerator and the definition of leverage exposure. The current expected minimum fully loaded requirement is 3%, although this could be impacted by the Basel Consultation on the Leverage Framework.

–

The average leverage ratio as outlined by the PRA Supervisory Statement SS45/15 and the updated PRA rulebook is calculated as the capital measure divided by the exposure measure, where the capital and exposure measure is based on the average of the last day of each month in the quarter. The expected end point minimum requirement is 3.8% comprising of a 3% minimum requirement, a fully phased in G-SII additional leverage ratio buffer (G-SII ALRB) and a countercyclical leverage ratio buffer (CCLB), which is applicable from 29 March 2017.

At 31 March 2016, Barclays’ leverage ratio was 4.3% (December 2015: 4.5%) and the average leverage ratio was 4.1%, which exceeds the transitional minimum requirement for Barclays of 3.175%, comprising of the 3% minimum requirement and a phased in G-SII ALRB. In addition, this exceeds the expected end point minimum requirement of 3.8%.

Leverage exposure	As at 31.03.16 £bn	As at 31.12.15 £bn

Accounting assets
Derivative financial instruments	401	328
Cash collateral	70	62
Reverse repurchase agreements and other similar secured lending	20	28
Financial assets designated at fair value[1]	85	77
Loans and advances and other assets	673	625
Total IFRS assets	1,249	1,120

Regulatory consolidation adjustments	(10)	(10)

Derivatives adjustments
Derivatives netting	(365)	(293)
Adjustments to cash collateral	(56)	(46)
Net written credit protection	16	15
Potential Future Exposure (PFE) on derivatives	134	129
Total derivatives adjustments	(271)	(195)

Securities financing transactions (SFTs) adjustments	18	16

Regulatory deductions and other adjustments	(16)	(14)
Weighted off-balance sheet commitments	112	111
Total leverage exposure	1,082	1,028

Fully loaded CET 1 capital	40.9	40.7
Fully loaded AT1 capital	5.5	5.4
Fully loaded Tier 1 capital	46.3	46.2

Leverage ratio	4.3%	4.5%

1	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £61bn (December 2015: £50bn).

During Q116, the leverage ratio decreased to 4.3% (December 2015: 4.5%) driven by a seasonal increase in the leverage exposure of £54bn to £1,082bn:

●

Loans and advances and other assets increased by £48bn to £673bn. This was primarily due to an increase of £24bn in settlement balances, lending growth of £3bn in Barclays Corporate & International as well as a £4bn increase in Africa Banking reflecting the appreciation of ZAR against GBP

●	Net derivative leverage exposure, excluding PFE, remained flat as an increase in balance sheet assets was offset by an increase in regulatory derivative netting

●	PFE on derivatives increased by £5bn to £134bn primarily as a result of the appreciation of USD and EUR against GBP

The average leverage exposure measure for Q116 was £1,134bn resulting in an average leverage ratio of 4.1%. The CET1 capital held against the 0.175% transitional G-SII ALRB was £1.9bn. There is no current impact for the CCLB for the group.

The difference between the average leverage ratio and the leverage ratio was primarily driven by higher positions in January and February within trading portfolio assets, settlement balances, and cash and balances at central banks.

Barclays PLC	25

Shareholder Information

Results timetable[1]	Date
2016 interim results announcement	29 July 2016

				% Change[3]
Exchange rates[2]	31.03.16	31.12.15	31.03.15	31.12.15	31.03.15
Period end - USD/GBP	1.44	1.48	1.49	(3%)	(3%)
3 Month average - USD/GBP	1.44	1.52	1.51	(5%)	(5%)
Period end - EUR/GBP	1.26	1.36	1.38	(7%)	(9%)
3 Month average - EUR/GBP	1.30	1.39	1.35	(6%)	(4%)
Period end - ZAR/GBP	21.17	23.14	18.00	(9%)	18%
3 Month average - ZAR/GBP	22.72	21.56	17.79	5%	28%

Share price data	31.03.16	31.12.15	31.03.15
Barclays PLC (p)	150.00	218.90	242.60
Barclays PLC number of shares (m)	16,844	16,805	16,717
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	149.59	143.49	185.00
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

Tel: 0371 384 20554 from the UK or +44 (0) 121 415 7004 from overseas.

1	Note that this announcement date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into GBP for accounting purposes.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays.

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Glossary

Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation (CRR).

‘Additional Tier 1 (AT1) securities’ Securities that are treated as additional tier 1 (AT1) capital in the context of CRD IV.

‘Advanced Measurement Approach’ Under CRD IV, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) the Advanced Measurement Approach (AMA). Under the AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Africa Banking’ The previously reported Africa Retail and Business Banking combined with other businesses across Africa (excluding the Egypt and Zimbabwe businesses transferred to Barclays Non-Core). The Africa head office function is also included in Barclays Africa. This combined Barclays Africa business is managed under three primary businesses: Retail and Business Banking; Wealth, Investment Management and Insurance; and Corporate and Investment Banking. The resulting Barclays Africa business comprises the Barclays Africa Group Limited (BAGL) listed entity.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored institutions.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ Impact on earnings of a parallel (upward or downward) movement in interest rates.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed Accounts’ Arrears Managed Accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

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Glossary

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays PLC adjusted for the after tax amounts of capital securities classified as equity.

‘Average exposure measure’ calculated as the average exposure measure for the quarter, where the average is based on the exposure measure on the last day of each month in the quarter.

‘Average leverage ratio’ as per the updated PRA rulebook, is calculated as the average capital measure divided by the average exposure measure for the quarter, where the average is based on the capital and exposure measure on the last day of each month in the quarter.

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... )) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments company serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Iberia and Scandinavia.

‘Barclays Core’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays Corporate & International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the international Barclaycard business; and Barclaycard Business Solutions), along with Head Office and Other Operations. See also ‘Barclays Non-Core’

‘Barclays Core Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays Corporate & International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the international Barclaycard business; and Barclaycard Business Solutions). See also ‘Barclays Non-Core’

‘Barclays Corporate & International’ The division of Barclays which will not ultimately be ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the international Barclaycard business (consisting of the US, German and Nordic consumer credit cards businesses); and Barclaycard Business Solutions (including merchant acquiring).

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

‘Barclays Non-Core’ This unit groups together businesses and assets that are not strategically attractive to Barclays and that will be exited, or run down, over time. See also ‘Barclays Core’

‘Barclays UK’ The division of Barclays which will ultimately be ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business

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Glossary

‘Basel 2’ The second of the Basel accords. It sets a framework of minimum capital requirements for banks – covering credit, operational and market risk; supervisory review of banks’ assessment of capital adequacy and disclosure requirements.

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘BCBS 270 leverage exposure’ The denominator of the internationally agreed Basel III leverage ratio. The exposure measure makes certain adjustments to total assets under IFRS in accordance with the requirements stated in BCBS 270 (“Basel III leverage ratio framework and disclosure requirements”).

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘Book quality’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.

‘Businesses’ In the context of Non-Core Analysis of Total income, Barclays Non Core businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

‘Business Lending’ Business Lending in Barclays UK that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the CET 1 ratio, Tier 1 capital ratio and Total capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, which accompanies CRD IV and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

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Glossary

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of Risk Weighted Assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk Charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Combined Buffer Requirement’ In the context of the CRD IV capital obligations, the combined requirements of the Capital Conservation Buffer and the GSII Buffer.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a type of capital as defined by the Capital Requirements Regulation, predominantly consisting of common equity.

‘Common Equity Tier 1 (CET1) ratio’ A measure of the Group’s Common Equity Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV. The Group must meet a prescribed ratio.

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Glossary

‘Compensation: income ratio’ The ratio of compensation to employees over total income net of insurance claims. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Constant Currency Basis’ The excluding of the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Group’s core tier 1 (CT1) or Common Equity Tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Corporate and Investment Banking (CIB)’ Barclays Corporate and Investment Banking businesses which form part of Barclays Corporate & International.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives to drive cost and business efficiency across Barclays through rightsizing, industrialisation and innovation.

‘Cost to income jaws’ Relationship of the percentage change movement in total operating expenses relative to total income net of insurance claims

‘Counter-Cyclical Capital Buffer (CCCB)’ CET1 Capital of up to 2.5% of Risk Weighted Assets that is required to be held under CRD IV rules to ensure that banks build up surplus capital when macroeconomics conditions indicate areas of the economy are overheating.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all PRA regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the FPC. The CCLB applies in addition to the minimum of 3% and any G-SII additional Leverage Ratio Buffer that applies,

‘Counterparty credit risk’ In the context of Risk Weighted Assets, a component of Risk Weighted Assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ In the context of the Credit risk disclosures, impairment allowances as a percentage of Credit Risk Loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate Risk Weighted Assets (RWAs).

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Glossary

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents credit products and Securitised Products income.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: (i) impaired loans; (ii) accruing past due 90 days or more; and (iii) impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

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Glossary

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank. The charge is prescribed by the CRR.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Group. These are liabilities of the Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed Accounts limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total earnings per share.

‘Economic Value of Equity (EVE)’ Change in the present value of the banking book of a parallel (upward or downward) interest rate shock.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

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Glossary

‘Enterprise Risk Management Framework (ERMF)’ Barclays risk management responsibilities are laid out in the Enterprise Risk Management Framework. This framework, which was introduced in 2013, creates clear ownership and accountability, ensures the Group’s most significant risk exposures are controlled, understood and managed in accordance with agreed risk appetite, and ensures regular reporting of both risk exposures and the operating effectiveness of controls. This framework also clarifies the definition of the three lines of defence and extends its scope to all businesses and functions.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the firm, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRD IV.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Fitch’ A credit rating agency.

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Glossary

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRD IV.

‘Fully loaded CET1 ratio’ An estimated risk based ratio calculated as Common Equity Tier 1 capital divided by Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the PRA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due (Liquidity Risk), rating agency methodology changes or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

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Glossary

‘Funds and fund-linked products’ Includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Globally-Systemically Important Financial Institutions (G-SIFIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified a group of 30 globally systemically important banks.

‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.

‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that banks build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.

’Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Barclays UK and Barclays Corporate & International that provide banking and other services to high net worth customers.

‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘IMA / Internal Model Approach’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

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‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Incremental Risk Charge’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Internal Assessment Approach (IAA)’ one of three types of calculation that a firm with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a firm’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

‘Internal model method (IMM)’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

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Glossary

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’ The Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Banking segment of Barclays Corporate & International.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Leverage ratio’ A measure of the Group’s Tier 1 capital to total leverage exposure under CRD IV.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

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Glossary

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts calculated for Barclays UK; Corporate; International Consumer, Cards and Payments; and Non-Core retail. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MMT) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, currency and commodities income.

‘Management DVaR’ The Daily Value at Risk (DVaR) used for internal market risk management purposes. The investment bank uses a DVaR with a two-year equally weighted historical period, at a 95% confidence level, for all trading portfolios and certain banking books.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

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Glossary

‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

‘Methodology and policy’ In the context of the Funding Risk, Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Minimum capital requirement’ Under Pillar 1 of the Basel framework, the amount of capital required for an exposure.

‘Model updates’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of Risk Weighted Assets, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of the average assets and average liabilities for those businesses.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

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Glossary

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income(NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-significant holdings in financial institutions’ Investments that the Group holds in the capital of banking, financial or insurance entities that are outside the scope of regulatory consolidation and where the bank owns less than 10% of the issued share capital of the entity.

‘Non-Traded Market Risk’ The risk of a reduction to earnings or capital due to an inability to hedge the banking book balance sheet.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss resulting from these risks.

‘Operational RiskData eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin low capital fee based activities and related hedging opportunities.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

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Glossary

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Group’s earnings and capital being adversely impacted by the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of Minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The part of the Basel framework that covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA waivers’ PRA approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

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Glossary

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge that converts short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and which is built on a monthly basis to achieve a targeted maturity profile.

‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, Spain and Portugal where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

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Glossary

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as it may take several months, whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted Assets’ Annualised statutory profit as a proportion of average Risk Weighted Assets.

‘Return on average shareholders’ equity’ Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Return on average tangible shareholders’ equity’ Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

‘Risk Appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

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Glossary

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRD IV and local regulators.

‘Risks not in VaR (RNIVS)’ Refers to all the key risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Barclays Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate Bank.

‘Securities Financing Transactions (SFT)’ In the context of Risk Weighted Assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitised Products’ A business within the Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.

‘South Africa’ The operations of Africa Banking based in South Africa.

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Glossary

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standard & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised Approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12 month period of significant financial stress over a one day horizon.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Tangible equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

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Glossary

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those parties that: own and take risk, and implement controls (first line); oversee and challenge the first line, provide second line risk management activity and support controls (second line); and, provide assurance that the Evaluate, Respond and Monitor (‘E-R-M’) process is fit-for-purpose, and that it is being carried out as intended (third line).

‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV.

‘Tier 2 (T2) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation.

‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRD IV.

‘Total capital ratio’ Total Regulatory capital as a percentage of Risk Weighted Assets.

‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transform’ Package of measures to realise Barclays goal of becoming the ‘Go- to’ Bank, including delivering returns on equity higher than cost of equity in all of the Group’s businesses, and longer-term action in culture, rewards, control and costs.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Turnbull guidance’ The Turnbull guidance sets out best practice on internal control for UK listed companies, and assists them in applying section C.2 of the Combined Code on Corporate Governance.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

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Glossary

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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